Exhibit 99.1

Encana closes sale of about US$1.1 billion in divestitures

Calgary, Alberta (December 22, 2011) – Encana Oil & Gas (USA) Inc., a subsidiary of Encana Corporation (TSX & NYSE: ECA), has closed the sale of the majority of its divestiture of North Texas natural gas producing properties and has received proceeds of approximately US$860 million for those assets. The receipt of the remaining proceeds is subject to completion of additional closing conditions that Encana expects to complete in the first quarter of 2012. On November 3, 2011, Encana announced its agreement to sell its North Texas natural gas producing properties for approximately $975 million. Encana Corporation also recently closed the sale of its interest in the Cabin Gas Plant, which it agreed to sell for about $215 million. To date, these divestiture closings have generated proceeds of approximately $1.1 billion and these two sales are part of Encana’s previously announced divestitures that are expected to generate about $3.5 billion in proceeds. Encana reports in U.S. dollars unless otherwise noted.

Encana Corporation

Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of resource plays producing natural gas and natural gas liquids in key basins from northeast British Columbia to east Texas and Louisiana. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana shareholders and potential investors with information regarding Encana, Encana has included in this news release certain statements and information that are forward-looking statements or information within the meaning of applicable securities legislation, and which are collectively referred to herein as “forward-looking statements”. The forward-looking statements in this news release include, but are not limited to, statements with respect to: expected date of receipt and amount of the remaining proceeds from the sale of the North Texas natural gas producing properties.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: the risk that the company may not receive the remaining amount of proceeds of the sale of the North Texas natural gas producing properties on the anticipated date; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

September 30,
Encana Corporation	1

Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose	Carol Howes
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4799

ECA

SOURCE: Encana

September 30,
Encana Corporation	2